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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 4)(1)


                                  Anacomp, Inc.
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                                (Name of Issuer)


                      Class A Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                    03237E108
                                 (CUSIP Number)
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         Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                             (Tel.) (239) 262-8577
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                September 1, 2004
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                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 8 pages

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     (1) The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No.           03237E108              13D/A                     Page 2 of 8
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Lloyd I. Miller, III                                          ###-##-####
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                    (b) [ ]
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3   SEC USE ONLY
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4   SOURCE OF FUNDS*

    PF-OO
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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      NUMBER OF             7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY                    456,310
      OWNED BY              ----------------------------------------------------
        EACH                8       SHARED VOTING POWER
      REPORTING
       PERSON                       313,170
        WITH                ----------------------------------------------------
                            9       SOLE DISPOSITIVE POWER

                                    442,933
                            ----------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    326,547
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    769,480
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    19.0%
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14  TYPE OF REPORTING PERSON*

    IN-IA-OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                     Page 3 of 8


             AMENDMENT NO. 4 TO THE ORIGINAL REPORT ON SCHEDULE 13D

Introduction

     This constitutes Amendment No. 4 (the "Amendment") to the statement on
Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Mr. Miller"), dated February 21, 2002, as amended (the "Statement") relating to Class A Common Stock, par value $0.01 per share (the "Class A Shares") and Class B Common Stock, par value $0.01 per share (the "Class B Shares" and together with Class A Shares, the "Shares") of Anacomp, Inc. (the "Company"). The Company has its principal executive offices at 15378 Avenue of Science, CA 92128. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3 is hereby amended and restated in its entirety as follows:

Item 3.  Source and Amount of Funds or Other Consideration

Pursuant to the Company's Chapter 11 Plan of Reorganization, dated August 29, 2001, as subsequently modified, on January 1, 2002 (the "Plan"), all outstanding securities of the Company's 10 7/8% Senior Subordinated Notes due 2004 (the "Notes") were cancelled. The holders of the Notes each received their pro rata share of the 4,030,000 shares of Class A Shares (one share for each approximately $76.92 of face amount of the Notes). On January 1, 2002, the Notes owned by Mr. Miller were converted pursuant to the terms of the Plan and on or about January 25, 2002 Mr. Miller received 467,870 Class A Shares in lieu of the Notes he previously owned (the "Original Shares"). No additional consideration was paid for the Original Shares by Mr. Miller.

Mr. Miller is the investment advisor to the Trustee of Trust A-4 and Trust C (the "Trusts"). Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne P. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). Mr. Miller was named as advisor to PNC Bank, Ohio, N.A. (formerly the Central Trust Company, N.A., Cincinnati, Ohio), the Trustee named in the Trust Agreement. Such appointment became effective on April 22, 1990, the date of death of Lloyd I. Miller, the Grantor of Trust A and Trust C.

123,097 of the Class A Shares in Trust A-4 are Original Shares. The remaining 145,610 Shares purchased in Trust A-4 were purchased by funds generated and held by Trust A-4. The purchase price for the remaining Shares in Trust A-4 was $2,509,309.98.

All of the Class A Shares held by Trust C and MIL GRAT I (NN) are Original
Shares.
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                                                                     Page 4 of 8


44,447 of the Class A Shares purchased by Mr. Miller on his own behalf are Original Shares. The remaining 16,207 Class A Shares were purchased by Mr. Miller on his own behalf and were purchased with personal funds generated and held by Mr. Miller. The purchase price for the remaining Shares purchased by Mr. Miller on his own behalf was $26,062.50.

Mr. Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC (the "Operating Agreement"), dated as of December 10, 1996. Milfam LLC is the managing general partner of (i) Milfam I L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I L.P. (the "Milfam I Partnership Agreement"), dated December 11, 1996, and (ii) Milfam II L.P. a Georgia limited Partnership established, pursuant to the Partnership Agreement for Milfam II L.P. (the "Milfam II Partnership Agreement"), dated December 11, 1996. All of the Class A Shares held by Milfam I L.P. are Original Shares. 100,932 of the Class A Shares held by Milfam II L.P. are Original Shares. The remaining 155,000 Class A Shares were purchased at various times and at various prices, and were purchased with money contributed to Milfam II L.P. by its partners, or money generated and held by Milfam II L.P. The purchase price for the remaining Class A Shares in Milfam II L.P. was $2,701,000.00.

Martin G. Miller Custodian Managed Account is a custody account held in the name of Martin G. Miller, brother of Lloyd I. Miller, III ("Martin Miller Managed Account"). Mr. Miller shares voting power and investment power with Martin G. Miller with respect to securities held of record by Martin Miller Managed Account. All of the Class A Shares held by Martin Miller Managed Account are Original Shares.

Item 4 is hereby amended and restated as follows:

Item 4.  Purpose of the Transaction

Mr. Miller supports the current reorganization of the Company, including its decision to restructure certain of its existing credit facilities and to buy back or to effect open market purchases of Shares. Mr. Miller believes that these actions will lead to enhanced shareholder value.

The purpose of this Amendment is to report that since the filing of Amendment No. 3, Mr. Miller acquired beneficial ownership of additional Class A Shares of the Company and a material change occurred in the percentage of Shares beneficially owned by Mr. Miller.

Whereas Mr. Miller does not have current plans to sell any of the securities that he may be deemed to beneficially own, Mr. Miller may determine, based on market and general economic conditions, the business affairs and financial conditions of the Company, market price of the Shares and other public

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                                                                     Page 5 of 8


factors deemed relevant to Mr. Miller, to acquire or dispose of beneficial ownership of additional securities of the Company. Mr. Miller may take any other action with respect to the Company or any of the Company's debt or equity securities in any manner permitted by law.

Item 5 is hereby amended and restated in its entirety to read as follows:

Item 5.  Interest in Securities of the Issuer

     (a) Based on 4,043,934 outstanding Shares (as stated in the Company's quarterly report on Form 10-Q for the quarter ended on June 30, 2004, filed on August 12, 2004 (the "Form 10Q")), Mr. Miller may be deemed to beneficially own 769,480 Shares (or 19.0% of the outstanding Shares).(1) As of the date hereof, 268,707 of such beneficially owned Shares are owned of record by Trust A-4(2); 126,347 of such beneficially owned Class A Shares are owned of record by Milfam I L.P.; 255,932 of such beneficially owned Class A Shares are owned of record by Milfam II L.P.; 60,654 of such beneficially owned Class A Shares are owned of record by Mr. Miller on his own behalf; 29,256 of such beneficially owned Class A Shares are owned of record by Trust C, 13,377 of such beneficially owned Class A Shares are owned of record by MIL GRAT I (NN) and 15,207 of such beneficially owned shares are owned of record by Martin Miller Managed Account.

     (b) Mr. Miller has or may be deemed to have (i) shared voting power for all such shares held of record by Trust A-4, Trust C and Martin Miller Managed Account, (ii) shared dispositive power for all such shares held of record by Trust A-4, Trust C, Martin Miller Managed Account and MIL GRAT I (NN), (iii) sole voting power for all such shares held of record by Milfam I L.P., Milfam II L.P., MIL GRAT I (NN) and Mr. Miller on his own behalf and (iv) sole dispositive power for all such shares held of record by Milfam I L.P., Milfam II L.P., and Mr. Miller on his own behalf.

     (c) The table below details the purchases of Class A Shares effected by Mr. Miller in the past 60 days.

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                                    TRUST A-4
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                              Number of Class A Shares
    Date of Transaction              Purchased                Price Per Share
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     September 1, 2004                 20,000                     $18.75
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1. The Class A Shares and the Class B Shares are of substantially similar character and the holders of the Shares enjoy substantially similar rights and privileges. Therefore, the aggregate number of shares and the percentage reported as beneficially owned by Mr. Miller in this Amendment is based on the total amount of Class A Shares and Class B Shares. According to the Form 10Q there are 4,039,900 Class A Shares outstanding and 4,034 Class B Shares outstanding.

2. 268,220 are Class A Shares and 487 are Class B Shares.

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                                                                     Page 6 of 8


                                 Milfam II L.P.
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                              Number of Class A Shares
    Date of Transaction              Purchased                Price Per Share
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     September 1, 2004                 20,000                     $18.75
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     (d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

The filing of this Schedule 13D shall not be deemed an admission that Mr. Miller is, for purposes of Sections 13(d) of 13(g) of the Securities Exchange of Act of 1934, the beneficial owner of any equity securities covered by this Schedule 13D.

     (e) Not Applicable.

Item 6. is hereby amended and restated in its entirety to read as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Trust Agreement provides, inter alia, the following:

The Trustee shall not make any investments, reinvestments or change in investments of the assets of Trust A without first consulting with and obtaining the advice of the advisor. The Trustee need not act in accordance with the advice and counsel of the advisor, but if it does so, the Trustee shall not be liable to any person for or as a result of any action or failure to act if in accordance with such advice and counsel. The Trustee need not obtain the advice and counsel of the advisor if the Trustee requests such advice and counsel in writing and if the advisor fails to reply to the Trustee within five days from the date of such request by telephone, telegram, mail or in person.

The Operating Agreement provides, inter alia, the following:

While Lloyd I. Miller, III serves as manager, he shall have complete control over all of the affairs of Milfam LLC and need not seek the consent or approval of any Member with respect to any action.

The Milfam I Partnership Agreement provides, inter alia, the following:

The General Partner shall have the full and exclusive right to manage and control the business and affairs of Milfam I L.P. and to make all decisions regarding the affairs of Milfam I L.P. In the course of such management, the General Partner may acquire, encumber, hold title to, pledge, sell, release or otherwise dispose of Partnership Property and interests therein when and upon such terms as it determines to be in the best interest of the Milfam I L.P. The General Partner shall have all of the rights, powers and obligations of a partner of a partnership without limited partners, except as otherwise provided under the Act.

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                                                                     Page 7 of 8


The Milfam II Partnership Agreement provides, inter alia, the following:

The General Partner shall have the full and exclusive right to manage and control the business and affairs of Milfam II L.P. and to make all decisions regarding the affairs of Milfam II L.P. In the course of such management, the General Partner may acquire, encumber, hold title to, pledge, sell, release or otherwise dispose of Partnership Property and interest therein when and upon such terms as it determines to be in the best interest of the Milfam II L.P. The General Partner shall have all of the rights, powers and obligations of a partner of a partnership without limited partners, except as otherwise provided under the Act.

MIL GRAT I (NN) provides, inter alia, the following:

The Trustee shall have the following powers . . . [t]o exercise and not exercise, as the Trustee deems reasonable, rights of ownership incident to securities that the Trustee may hold, including rights to vote, give proxies and execute consents . . . . Notwithstanding other provisions of this Trust
Agreement, the Grantor shall have the power to borrow assets of the trust without adequate security.
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                                                                   Page 8 of 8


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  September 14, 2004

                                            By:  /s/ Lloyd I. Miller, III
                                                 ------------------------
                                                 Lloyd I. Miller, III